EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 3, 2016

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2016 (three months ended June 30, 2016) and for the six months ended June 30, 2016 are against results for the second quarter of 2015 (three months ended June 30, 2015) and six months ended June 30, 2015. All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measure cash operating coverage ratio used in this MD&A is not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider this non-IFRS financial measure to provide useful information to both management and investors in measuring our financial performance. This non-IFRS financial measure should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of August 3, 2016 and should be read in conjunction with the Consolidated Interim Financial Statements for the three months and six months ended June 30, 2016 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2016 Second Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars, except per share amounts and where noted)	2016	2015	Change	% Change	2016	2015	Change	% Change
Sales	6,415	6,992	(577)	(8)	9,140	9,864	(724)	(7)
Gross profit	1,525	1,708	(183)	(11)	2,079	2,292	(213)	(9)
Expenses	677	682	(5)	(1)	1,156	1,191	(35)	(3)
Earnings before finance costs and income taxes	848	1,026	(178)	(17)	923	1,101	(178)	(16)
Net earnings	565	675	(110)	(16)	568	689	(121)	(18)
Diluted earnings per share	4.08	4.71	(0.63)	(13)	4.09	4.78	(0.69)	(14)
Effective tax rate (%)	27.5	30	N/A	—	27.5	29	N/A	—

Sales and Gross Profit

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2016	2015	Change	2016	2015	Change
Sales
Retail	5,791	6,160	(369)	8,081	8,423	(342)
Wholesale	882	1,174	(292)	1,531	2,041	(510)
Other	(258)	(342)	84	(472)	(600)	128

	6,415	6,992	(577)	9,140	9,864	(724)

Gross profit
Retail	1,279	1,264	15	1,681	1,635	46
Wholesale	201	409	(208)	354	643	(289)
Other	45	35	10	44	14	30

	1,525	1,708	(183)	2,079	2,292	(213)

•	Retail’s sales decreased primarily as a result of lower crop nutrient prices. Retail’s gross profit increased for both the second quarter and first half of 2016 despite lower sales due to an increase in higher-margin proprietary product sales.

•	Wholesale’s sales and gross profit decreased compared to the second quarter and first half of last year primarily due to lower realized selling prices, which were consistent with weak benchmark prices.

Expenses

•	General and administrative expenses decreased by $4-million (6 percent) and $16-million (12 percent) for the second quarter and first half of 2016, respectively, compared to the same periods last year as a result of reduced payroll and office expenses.

•	Our share-based payments expense increased by $7-million and decreased by $34-million in the second quarter and first half of 2016, respectively, compared to the same periods last year due to the movements in our share price.

•	We completed the sale of our non-core Purchase for Resale terminals resulting in a gain on sale of assets of $38-million in the first quarter of 2015.

•	Earnings from associates and joint ventures increased in the second quarter and first half of 2016 as we recorded our share of Profertil S.A. (“Profertil”)’s reversal of a gas tariff provision. We also recorded a $6-million loss related to our share of the losses in Canpotex Limited (“Canpotex”) as it cancelled its plan to build an export terminal in British Columbia. Additionally, we terminated a distribution agreement with one of our U.S. distributors and incurred costs of $8-million in the second quarter of 2016.

•	For further breakdown on Other expenses see table provided below:

Other expenses breakdown

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2016	2015	Change	2016	2015	Change
Loss on foreign exchange and related derivatives	6	1	5	8	—	8
Interest income	(16)	(16)	—	(29)	(33)	4
Gain on sale of assets	—	—	—	—	(38)	38
Environmental remediation and asset retirement obligations	3	—	3	5	9	(4)
Bad debt expense	21	25	(4)	29	32	(3)
Potash profit and capital tax	5	5	—	8	10	(2)
Other	32	11	21	41	13	28

	51	26	25	62	(7)	69

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended June 30,
	2016				2015
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	1	67	—	68	2	64	—	66

Wholesale
Nitrogen	23	—	—	23	20	—	—	20
Potash	31	—	—	31	13	—	—	13
Phosphate	13	—	—	13	11	—	—	11
Wholesale Other (a)	6	—	1	7	3	—	2	5

	73	—	1	74	47	—	2	49
Other	—	—	3	3	—	—	4	4

Total	74	67	4	145	49	64	6	119

	Six months ended June 30,
	2016				2015
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	3	130	2	135	3	118	2	123

Wholesale
Nitrogen	36	—	—	36	38	—	—	38
Potash	51	—	—	51	27	—	—	27
Phosphate	23	—	—	23	24	—	—	24
Wholesale Other (a)	7	—	1	8	8	—	2	10

	117	—	1	118	97	—	2	99
Other	—	—	6	6	—	—	8	8

Total	120	130	9	259	100	118	12	230

(a)	This includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

•	Depreciation and amortization expense increased in second quarter and first half of 2016 as we increased our sales volumes from the ramp-up of production at our Vanscoy potash facility.

Effective Tax Rate

•	The effective tax rate of 27.5 percent for both the second quarter and first half of 2016 was lower compared to the effective tax rates of 30 percent and 29 percent for the second quarter and first half of 2015, respectively, due to a decrease of income earned in high-taxed jurisdictions.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	5,791	6,160	(369)
Cost of product sold	4,512	4,896	(384)
Gross profit	1,279	1,264	15
EBITDA	744	713	31
Selling and general and administrative expenses	598	612	(14)

•	Retail reported near-record second quarter and first half gross profit and EBITDA, despite total sales being lower year-over-year as a result of depressed nutrient prices. The increase in gross profit was due to strong margins across most product lines and a reduction in selling, general and administration costs contributed to this quarter’s results.

•	Total Retail selling and general and administrative expenses were down $14-million from the second quarter of last year. Our continued focus on operational excellence resulted in our cash operating coverage ratio being down 4 percentage points on a rolling four quarter basis over the same period last year and strong results for the current quarter.

•	U.S. operations experienced solid demand this quarter for all major crop inputs and benefited from higher sales of proprietary products. This resulted in a $35-million increase in our U.S. EBITDA. Our Canadian operations achieved a slightly higher EBITDA over the second quarter of last year, as lower general and administrative expenses more than offset a slight reduction in gross profit.

•	Internationally, South American EBITDA increased by $7-million due to strong crop protection gross profit and lower general and administrative expenses, while Australian EBITDA was down $9-million compared to the prior year, primarily due to lower fertilizer volumes in the region.

Retail sales and gross profit by product line

	Three months ended June 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2016	2015	Change	2016	2015	Change	2016	2015
Crop nutrients	2,190	2,608	(418)	433	454	(21)	20	17
Crop protection products	2,250	2,169	81	471	457	14	21	21
Seed	926	982	(56)	181	164	17	20	17
Merchandise	162	174	(12)	28	27	1	17	16
Services and other	263	227	36	166	162	4	63	71

Crop nutrients

•	Total crop nutrient sales were 16 percent lower this quarter compared to the same period last year due primarily to significantly lower prices across all nutrients.

•	Total crop nutrient volumes were slightly lower this quarter, compared to the same period last year, primarily as a result of the early spring in the U.S., which resulted in strong volumes in the first quarter. Year to date, nutrient sales volumes are 3 percent higher in the U.S. compared to the prior year. In Canada, second quarter nutrient sales volumes were up 5 percent compared to the same period last year. However, they were down 3 percent when compared to the first six months of the year, after a slow first quarter and a large increase in pulse crop acreage this year which requires less nitrogen fertilizer. In South America, nutrient volumes were up 26 percent during the quarter and 19 percent for the first six months of the year due to an improved political environment in Argentina which is supportive of the agricultural industry.

•	Total crop nutrient gross profit was lower by 5 percent this quarter due to a slight reduction in per tonne nutrient margins this year and to an early start to the spring season which shifted volumes into the first quarter. North American nutrient margin per tonne was similar to last year, despite average nutrient selling prices being 16 percent lower this year. As a result, gross profit as a percentage of sales rose to 20 percent this quarter, compared to 17 percent in the second quarter of 2015.

Crop protection products

•	Total crop protection sales were up 4 percent this quarter, and were higher in all regions as weather conditions supported crop protection applications.

•	Crop protection margins as a percentage of sales this quarter were similar to last year’s levels, supported by a higher proportion of proprietary product sales this quarter.

•	Proprietary crop protection sales as a percentage of total crop protection sales this quarter increased 2 percent over the prior year.

Seed

•	Seed sales were down 6 percent this quarter compared to the same period last year, as significant seed volumes were drawn into the first quarter due to the early start to spring seeding.

•	Total seed margins as a percentage of sales this quarter increased 3 percentage points compared to the same period last year. The significant increase in margins was due to strong volumes and margins for our proprietary seed products and increased sales of treated seed. The acreage shift to corn and cotton in 2016 also resulted in higher volumes of these seeds this year, which have higher margins than other crops.

Merchandise

•	Merchandise sales decreased 7 percent compared to the same period last year primarily due to lower fuel volumes and pricing in Canada.

•	Gross profit as a percentage of sales increased 1 percent this quarter, primarily due to a reduction in the lower-margin Canadian fuel business.

Services and other

•	Sales for services and other was up 16 percent this quarter, primarily due to higher livestock marketing sales in Australia as a result of higher cattle prices.

Wholesale

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	882	1,174	(292)
Sales volumes (tonnes 000’s)	2,736	2,644	92
Cost of product sold	681	765	(84)
Gross profit	201	409	(208)
EBITDA	254	429	(175)
Expenses	21	29	(8)

•	Total sales were lower than the same period last year due to lower global fertilizer prices across all nutrients. Lower prices were partially offset by higher sales volumes, primarily from increased potash availability resulting from the post expansion ramp-up of production at the Vanscoy facility.

•	Lower sales were further offset by a reduction in fixed costs this quarter compared to the same period last year as a result of our ongoing cost review process.

Wholesale NPK product information

	Three months ended June 30,
	Nitrogen			Potash			Phosphate
	2016	2015	Change	2016	2015	Change	2016	2015	Change
Gross profit (U.S. dollar millions)	148	270	(122)	16	68	(52)	5	29	(24)
Sales volumes (tonnes 000’s)	1,168	1,223	(55)	697	509	188	305	290	15
Selling price ($/tonne)	337	451	(114)	194	327	(133)	526	665	(139)
Cost of product sold ($/tonne)	210	231	(21)	172	193	(21)	508	563	(55)
Gross margin ($/tonne)	127	220	(93)	22	134	(112)	18	102	(84)

Nitrogen

•	Nitrogen gross profit was down 45 percent compared to the same period last year primarily due to significantly lower global benchmark nitrogen prices, partially offset by lower cost of production.

•	Sales volumes were slightly lower than the same period last year due primarily to an extended planned outage at the Borger facility, and a strong pull of ammonia volumes in the first quarter of 2016. UAN sales volumes were also lower due to the divestiture of the West Sacramento upgrade facility at the end of 2015.

•	Realized selling prices per tonne were down 25 percent compared to the same period last year due to lower international and domestic nitrogen prices.

•	Cost of product sold per tonne was 9 percent lower than the same period last year due to lower natural gas prices.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended June 30,
(U.S. dollars per MMBtu)	2016	2015
Overall gas cost excluding realized derivative impact	1.28	2.34
Realized derivative impact	0.48	0.05
Overall gas cost	1.76	2.39
Average NYMEX	1.95	2.67
Average AECO	0.97	2.16

Potash

•	Potash gross profit declined 76 percent compared to the same period last year due to downward pressure on potash benchmark prices.

•	Lower selling prices were partly offset by higher sales volumes this year. Sales volumes were 37 percent higher than the same period last year, as second quarter volumes last year were impacted by the ramp-up of our Vanscoy potash facility expansion. International sales volumes were 47 percent higher than the second quarter of last year, due to Agrium’s higher Canpotex allocation in 2016 and higher product availability.

•	Realized selling prices have contracted sharply over the past year, with international selling prices down 37 percent period-over-period and an even larger decline of 41 percent in North American markets.

•	Cost of product sold per tonne was 11 percent lower than the same period last year. The lower costs are predominately due to the higher production volumes associated with the ramp-up of our Vanscoy facility expansion and a weaker Canadian dollar.

Phosphate

•	Phosphate gross profit was 83 percent lower than the same period last year due predominately to lower realized selling prices. Higher sales volumes and lower cost of product sold per tonne partially offset the impact from the significant decline in prices.

•	Sales volumes were up 5 percent compared to the second quarter of 2015, as phosphate sales were slightly delayed this year.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended June 30,
(millions of U.S. dollars)	2016	2015	Change
Ammonium sulfate	20	21	(1)
ESN	12	14	(2)
Product purchased for resale	(1)	1	(2)
Other	1	6	(5)

	32	42	(10)

•	Gross profit from Wholesale Other was 24 percent lower than the same period last year due predominately to lower realized selling prices for all Other products, partially offset by higher ammonium sulfate and ESN sales volumes.

Expenses

•	Wholesale expenses decreased by $8-million in the current quarter. This was primarily due to a reversal of a gas tariff provision in Profertil, resulting in a $21-million increase to our earnings from associates and joint ventures. This was partially offset by a $6-million loss related to our share in Canpotex’s losses from the cancellation of its export terminal in British Columbia.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2016 had a net expense of $5-million, compared to net earnings of $3-million for the second quarter of 2015. The variance was primarily due to a higher share-based payments expense of $7-million as a result of the movement in our share price.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the six months ended June 30, 2016 compared to December 31, 2015.

(millions of U.S. dollars, except where noted)	June 30, 2016	December 31, 2015	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	307	515	(208)	(40%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	3,638	2,053	1,585	77%	Sales during the spring season resulted in higher Retail trade and vendor rebates receivable.

Income taxes receivable	95	4	91	2,275%	First half tax installments paid exceeded the first half tax provision in Canada.

Inventories	2,605	3,314	(709)	(21%)	Inventory drawdown due to increased seasonal sales activity.

Prepaid expenses and deposits	131	688	(557)	(81%)	Drawdown of prepaid inventory due to increased seasonal sales activity in the spring.

Other current assets	124	144	(20)	(14%)	—

(millions of U.S. dollars, except where noted)	June 30, 2016	December 31, 2015	$ Change	% Change	Explanation of the change in balance

Current liabilities
Short-term debt	1,069	835	234	28%	Increased financing for working capital requirements.

Accounts payable	3,830	3,919	(89)	(2%)	—

Income taxes payable	128	82	46	56%	First half tax provision exceeds the first half tax installments paid in the U.S.

Current portion of long-term debt	107	8	99	1,238%	Increase relates to $100-million 7.7 percent debentures due in 2017.

Current portion of other provisions	74	85	(11)	(13%)	—

Working capital	1,692	1,789	(97)	(5%)

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of June 30, 2016, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2016	2015	Change
Cash provided by operating activities	438	796	(358)
Cash used in investing activities	(574)	(914)	340
Cash used in financing activities	(25)	(89)	64
Effect of exchange rate changes on cash and cash equivalents	(47)	6	(53)

Decrease in cash and cash equivalents	(208)	(201)	(7)

Cash provided by operating activities

•       $176-million decrease in cash resulting from greater taxes paid in the first six months of 2016 compared to 2015.

•       $50-million decrease in cash due to higher interest payments made in the first half of 2016 resulting from the timing of interest paid on debt.

Cash used in investing activities	• Lower capital expenditures compared to the first half of 2015 due to decreased spending on our Vanscoy potash facility and Borger expansion projects.

Cash used in financing activities	• Lower cash used in financing as $100-million share repurchases were made in the first half of 2015.

Capital Spending and Expenditures (a)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Retail
Sustaining	28	38	75	92
Investing	10	8	19	17

	38	46	94	109
Acquisitions(b)	81	24	175	84

	119	70	269	193

Wholesale
Sustaining	102	87	151	127
Investing	87	206	155	501

	189	293	306	628

Other
Sustaining	1	1	2	2
Investing	2	1	2	1

	3	2	4	3

Total
Sustaining	131	126	228	221
Investing	99	215	176	519

	230	341	404	740
Acquisitions(b)	81	24	175	84

	311	365	579	824

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our investing capital expenditures decreased in the second quarter and first half of 2016 compared to the same periods last year due to the ramp-up of our Vanscoy potash facility in the second quarter and first half of 2015 combined with decreased spending for the Borger project.

•	Subsequent to June 30, 2016, we entered into a binding purchase agreement with Cargill AgHorizons (U.S.) to acquire 18 ag-retail locations located across the northern U.S. Corn Belt region. The acquisition is expected to close by the end of the third quarter of 2016 subject to customary closing conditions and regulatory clearances.

•	We expect Agrium’s capital expenditures for the remainder of 2016 to approximate $220-million to $325-million. We also expect to require approximately $175-million to complete our previously announced acquisitions. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $1-billion at June 30, 2016 is outlined in note 5 of our Summarized Notes to the Consolidated Financial Statements.

•	Our short-term debt increased by $234-million during the first half of 2016, which in turn contributed to a decrease in our unutilized short-term financing capacity to $1.8-billion at June 30, 2016.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at June 30, 2016. Our ability to comply with these covenants has not changed since December 31, 2015.

SHARE REPURCHASES

We are allowed to purchase for cancellation, on the Toronto Stock Exchange (TSX) or New York Stock Exchange an aggregate of 6,908,450 common shares (5 percent) of our outstanding shares. Repurchases may be made under a Normal Course Issuer Bid (NCIB) approved by the TSX until February 18, 2017. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors.

There were no shares repurchased under the NCIB for the first half of 2016 or the period from July 1, 2016 to August 3, 2016.

Shareholders can obtain a copy of the NCIB notice submitted to the TSX from Agrium without charge upon request.

OUTSTANDING SHARE DATA

Agrium had 138,175,400 outstanding shares at July 29, 2016. At July 29, 2016, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately xxx,xxx.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2016	2016	2015	2015	2015	2015	2014	2014
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	6,415	2,725	2,407	2,524	6,992	2,872	2,705	2,920
Gross profit	1,525	554	900	696	1,708	584	732	665
Net earnings from continuing operations	565	3	200	99	675	14	70	91
Net loss from discontinued operations	—	—	—	—	—	—	(19)	(41)
Net earnings	565	3	200	99	675	14	51	50
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	4.08	0.02	1.45	0.72	4.71	0.08	0.46	0.63
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	—	—	—	—	(0.13)	(0.28)
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	4.08	0.02	1.45	0.72	4.71	0.08	0.33	0.35
Dividends declared	122	121	121	120	125	112	112	107
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.780	0.780	0.750

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measures, its definition and why management uses the measure.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
Cash operating coverage ratio	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization.	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.

Retail cash operating coverage ratio

	Rolling four quarters ended June 30,
(millions of U.S. dollars, except as noted)	2016	2015
Gross profit	2,774	2,791
Depreciation and amortization in cost of product sold	6	6

Gross profit excluding depreciation and amortization	2,780	2,797
EBITDA	1,116	1,016

Operating expenses excluding depreciation and amortization	1,664	1,781

Cash operating coverage ratio (%)	60	64

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2015 annual MD&A, which is contained in our 2015 Annual Report. Since the date of our 2015 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements for the three and six months ended June 30, 2016 are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 63 - 66 in our 2015 annual MD&A and under the heading “Risk Factors” on pages 23 - 34 in our Annual Information Form for the year ended December 31, 2015 has not changed materially since December 31, 2015.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2015 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: updated 2016 annual guidance, including expectations regarding our diluted earnings per share; capital spending expectations for the remaining two quarters of 2016; expectations regarding performance of our business segments in 2016; expectations regarding completion of previously announced acquisitions; and our market outlook for the remainder of 2016, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2016 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2015 annual MD&A and under the heading “Market Outlook” in this document, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2015 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2015 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.